[PNFP LETTERHEAD]
August 18, 2008
Via EDGAR and E-Mail
Gregory Dundas, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Pinnacle Financial Partners, Inc.
Registration Statement on Form S-3
Filed August 8, 2008
File No. 333-152913
Dear Mr. Dundas:
     Please find below the responses of Pinnacle Financial Partners, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter (the “Comment Letter”) dated August 13, 2008, concerning the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended, on August 8, 2008. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
     To the extent any response relates to information concerning T. Rowe Price Associates, Inc., or any of its affiliates, including any of the funds to which it acts as an investment advisor, such response is included in this letter based on information provided to the Company by such other entities or their respective representatives.
     In addition, we have attached a clean and marked draft copy of the Pre-Effective Amendment No. 1 to the Registration Statement.
Selling Shareholders, page 9
1.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Mr. Gregory Dundas, Esq.
Securities and Exchange Commission
August 18, 2008

RESPONSE: None of the selling shareholders is a broker-dealer. Each of the T. Rowe Price funds that are listed as selling shareholders are affiliated with T. Rowe Price Investment Services, Inc., which is a broker-dealer and distributor of shares for such funds. Each selling shareholder acquired the securities as investments.
2.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

RESPONSE: No broker-dealer acquired the securities to be resold pursuant to the Registration Statement.
3.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

RESPONSE: The Company will revise the disclosure contained in the Registration Statement to add the following statement: “Each of the selling shareholders has represented to the Company that it purchased the securities to be resold pursuant to this prospectus in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities covered by this prospectus.”
     Please do not hesitate to contact me at (615) 744-3742 or the Company’s outside counsel, Bob F. Thompson, at (615) 742-6262 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ Harold R. Carpenter
Harold R. Carpenter
Executive Vice President and Chief Financial Officer

Enclosures

cc:	M. Terry Turner, Pinnacle Financial Partners, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC